TSX, NYSE – HBM
2017 No. 16

Hudbay Announces Third Quarter 2017 Results

Toronto, Ontario, November 1, 2017 – Hudbay Minerals Inc. (“Hudbay” or the “company”) (TSX, NYSE:HBM) today released its third quarter 2017 financial results. All amounts are in U.S. dollars, unless otherwise noted.

Summary:

•	Operating cash flow[1] of $154 million, a 24% increase from the second quarter 2017
•	Consolidated copper production of 40,445 tonnes, essentially unchanged from the second quarter 2017
•	Consolidated zinc production of 36,635 tonnes, a 5% increase from the second quarter 2017
•	Consolidated cash cost[2] , net of by-product credits, of $0.86 per pound of copper, a 1% increase from the second quarter 2017
•	Consolidated all-in sustaining cash cost[2] , net of by-product credits, of $1.64 per pound of copper, a 10% increase from the second quarter 2017
•	Completed equity offering of 24 million common shares for gross proceeds of C$242 million
•	Continued reduction of net debt[2] to $650 million from June 30, 2017 net debt levels of $950 million
•	Fully repaid remaining cash borrowings on senior secured credit facilities; total available liquidity of $750 million, including $329 million in cash, at September 30, 2017
•	Peru operations on track to meet production, operating cost and capital cost guidance for 2017
•	Manitoba operations on track to meet production guidance for 2017, at moderately higher operating costs relative to guidance

Net profit and earnings per share in the third quarter of 2017 were $40.9 million and $0.17, respectively, compared to a net profit and earnings per share of $33.6 million and $0.14, respectively, in the third quarter of 2016.

In the third quarter of 2017, operating cash flow before change in non-cash working capital increased to $153.9 million from $124.1 million in the second quarter of 2017. The increase in operating cash flow is the result of growth in sales volumes of zinc and gold and higher realized copper and zinc prices, partially offset by decreases in the sales volumes of copper.

“We continued to generate growing positive free cash flow and we significantly reduced our debt balances during the quarter,” said Alan Hair, president and chief executive officer. “We remain committed to delivering on our operating targets and advancing the in-house brownfield opportunities at Lalor and Pampacancha, while continuing to progress the Rosemont project.”

__________________________________________________
1 Operating cash flow before change in non-cash working capital.
2 Cash cost and all-in sustaining cash cost per pound, net of by-product credits, and net debt are not recognized under IFRS. For a detailed description of each of these non-IFRS financial performance measures used in this news release, please see the discussion under “Non-IFRS Financial Performance Measures” beginning on page 6 of this news release.

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2017 No. 16

Net profit and earnings per share in the third quarter of 2017 were affected by, among other things, the following items:

	Pre-tax gain	After-tax gain	Per share
	(loss)	(loss)	gain (loss)
	($ millions)	($ millions)	($/share)
Foreign exchange loss	(6.5)	(6.0)	(0.02)
Mark-to-market adjustments of various items	(9.4)	(8.4)	(0.04)
Transaction costs written-off due to debt refinancing	(3.6)	(2.4)	(0.01)
Recovery for damages during commissioning of Constancia mill	4.2	2.7	0.01
Non-cash deferred tax adjustments	-	4.2	0.02

Compared to the same quarter of 2016, production of zinc in concentrate increased as a result of higher zinc grades in Manitoba, while copper production declined due to expected lower copper grades in Peru.

In the third quarter of 2017, consolidated cash cost per pound of copper produced, net of by-product credits, was $0.86, a decrease compared to $0.91 in the same period of last year. Incorporating sustaining capital, capitalized exploration, royalties and corporate selling and administrative expenses, consolidated all-in sustaining cash cost per pound of copper produced, net of by-product credits, in the third quarter of 2017 was $1.64, up from $1.46 in the third quarter of 2016. The increase in all-in sustaining cash cost was driven by higher planned sustaining capital expenditures in Peru and lower copper production compared to the third quarter of 2016.

Cash and cash equivalents increased by $176.3 million in the third quarter to $328.9 million compared to June 30, 2017. This increase was a result of cash generated from operating activities of $167.9 million, net proceeds from an equity issuance of $187.4 million, and gross proceeds from a sale and leaseback equipment refinancing of $67.3 million. These inflows were partly offset by $69.9 million of capital investments primarily at Hudbay’s Peru and Manitoba operations, debt repayments net of borrowings of $125.2 million and interest payments of $36.9 million.

Net debt declined by $300.2 million from June 30, 2017 to $649.6 million at September 30, 2017, as a result of cash flow from Hudbay’s operations and $187.4 million of net proceeds from the equity issuance. At September 30, 2017, total liquidity, including cash and available credit facilities, was $749.9 million, up from $496.8 million at June 30, 2017.

Financial Condition ($000s)	Sep. 30, 2017	Jun. 30, 2017	Dec. 31, 2016
Cash and cash equivalents	328,927	152,672	146,864
Total long-term debt	978,494	1,102,426	1,232,164
Net debt[1]	649,567	949,754	1,085,300
Working capital	260,305	86,112	121,539
Total assets	4,591,631	4,359,827	4,456,556
Equity	2,047,615	1,794,305	1,763,212

1 Net debt is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information, please see page 6 of this news release.

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2017 No. 16

Financial Performance	Three months ended		Nine months ended
($000s except per share and cash cost amounts)	Sep. 30		Sep. 30
	2017	2016	2017	2016
Revenue	370,356	311,424	948,410	812,024
Cost of sales	259,391	242,965	710,317	667,351
Profit before tax	58,681	42,001	113,188	31,670
Profit	40,942	33,571	64,223	12,080
Basic and diluted earnings per share	0.17	0.14	0.27	0.05
Operating cash flow before change in non-cash working capital	153,943	124,236	358,662	265,611

Production and Cost Performance		Three months ended			Three months ended
		Sep. 30, 2017			Sep. 30, 2016
		Peru	Manitoba	Total	Peru	Manitoba	Total
Contained metal in concentrate produced[1]
Copper	tonnes	30,936	9,509	40,445	35,604	10,333	45,937
Gold	oz	4,702	23,975	28,677	6,867	22,998	29,865
Silver	oz	617,959	317,567	935,526	749,498	294,293	1,043,791
Zinc	tonnes	-	36,635	36,635	-	31,606	31,606
Payable metal in concentrate sold
Copper	tonnes	30,128	11,384	41,512	38,859	9,647	48,506
Gold	oz	3,103	24,526	27,629	6,479	19,235	25,714
Silver	oz	465,251	292,261	757,512	573,097	207,156	780,253
Zinc[2]	tonnes	-	27,804	27,804	-	26,211	26,211
Cash cost[3]	$/lb	1.19	(0.20)	0.86	1.13	0.18	0.91
Sustaining cash cost[3]	$/lb	1.80	0.59		1.60	0.69
All-in sustaining cash cost[3]	$/lb			1.64			1.46
Realized copper price[4]	$/lb			2.88			2.20
		Nine months ended			Nine months ended
		Sep. 30, 2017			Sep. 30, 2016
		Peru	Manitoba	Total	Peru	Manitoba	Total
Contained metal in concentrate produced[1]
Copper	tonnes	87,944	28,073	116,017	99,446	31,262	130,708
Gold	oz	12,440	63,625	76,065	21,243	65,571	86,814
Silver	oz	1,703,789	779,978	2,483,767	2,036,940	726,278	2,763,218
Zinc	tonnes	-	102,101	102,101	-	81,438	81,438
Payable metal in concentrate sold
Copper	tonnes	77,175	30,001	107,176	96,694	30,565	127,259
Gold	oz	8,022	70,527	78,549	18,016	52,170	70,186
Silver	oz	1,407,130	817,653	2,224,783	1,721,512	548,923	2,270,435
Zinc[2]	tonnes	-	84,059	84,059	-	75,359	75,359

Cash cost[3]	$/lb	1.24	(0.31)	0.86	1.08	0.55	0.95
Sustaining cash cost[3]	$/lb	1.74	0.42		1.49	1.34
All-in sustaining cash cost[3]	$/lb			1.53			1.54
Realized copper price[4]	$/lb			2.70			2.16

1 Metal reported in concentrate is prior to deductions associated with smelter contract terms.
2 Includes refined zinc metal sold and payable zinc in concentrate sold.
3 Cash cost, sustaining cash cost and all-in sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see page 6 of this news release.
4 Realized prices exclude refining and treatment charges and are on the sale of finished metal or metal in concentrate. Realized prices include the effect of provisional pricing adjustments on prior period sales.

TSX, NYSE – HBM
2017 No. 16

Peru Operations Review

During the third quarter of 2017, the Peru operations produced 30,936 tonnes of copper, which was approximately 4% higher than production in the second quarter of 2017 as a result of improved mill throughput, but lower than production in the same quarter of 2016 due to expected grade decline as per the mine plan. Production in Peru is expected to be within guidance ranges for 2017.

Ore mined at Constancia during the third quarter of 2017 increased by 18% compared to the same period in 2016 as the company continues to increase stockpiles to improve its ability to blend ore at the processing plant. As expected, milled copper grades in the third quarter were approximately 21% lower than the same period in 2016 as Constancia entered lower grade phases of the mine plan. Mill throughput significantly improved due to increased plant availability as well as plant optimization initiatives during the third quarter of 2017.

Recoveries of copper and silver were lower in the third quarter of 2017, compared to the same period in 2016 primarily due to expected lower head grades and normal ore type variability. Optimization in process recoveries continues to be implemented and evaluated along with consistent positive grade reconciliations.

Combined mine, mill and G&A unit operating costs in the third quarter of 2017 were 14% lower than the same period in 2016 as a result of increased throughput and lower operating costs. Combined unit operating costs in Peru are expected to be within the guidance range for 2017.

Cash cost per pound of copper produced, net of by-product credits, for the three months ended September 30, 2017 was $1.19, an increase of 5% from the same period in 2016 mainly as a result of decreased copper grades.

Sustaining cash cost per pound of copper produced, net of by-product credits, for the three months ended September 30, 2017 was $1.80, an increase of 13% from the same period in 2016 as a result of the factors noted above, as well as expected higher sustaining capital expenditures.

Manitoba Operations Review

During the third quarter of 2017, the Manitoba operations produced 36,635 tonnes of zinc, 9,509 tonnes of copper and 28,512 ounces of gold-equivalent precious metals. Production of zinc and precious metals was higher than the same quarter in 2016 by approximately 16% and 5%, respectively, as a result of higher grades at 777 and Lalor as well as higher production at Lalor. Production of copper during the quarter decreased by approximately 8% from the same period in 2016 because of lower production at 777. Due to increased Lalor mine throughput and higher zinc grades at 777, zinc concentrate production is exceeding the processing capacity of the Flin Flon zinc plant. As a result, sales of excess zinc concentrate inventory began in the second quarter of 2017 and will continue as long as concentrate production exceeds zinc plant processing capacity. Production in Manitoba is expected to be within guidance ranges for 2017.

Ore mined at Hudbay’s Manitoba operations during the third quarter of 2017 was consistent with ore mined in the same period in 2016. Increased production at the Lalor and Reed mines was partially offset by decreased production at the 777 mine. Overall, copper, zinc, gold and silver grades were 3%, 20%, 9% and 10% higher, respectively, in the third quarter of 2017 compared to the same period of 2016. Grade variances were due to planned stope sequencing, including the re-sequencing of the 777 mine plan to prioritize higher grade zinc stopes in 2017.

Unit operating costs for all Manitoba mines for the third quarter of 2017 increased by 33% compared to the same period in 2016. Hudbay ceased capitalizing Reed development costs in the third quarter of 2017 as a result of the mine’s expected closure in the third quarter of 2018, resulting in higher Reed unit operating costs compared to prior periods. The 777 mine experienced a plugged paste backfill line at the start of the third quarter of 2017, which has since been restored; however, the lack of paste backfill reduced the number of production stopes in the quarter, and 777 costs were affected by the cleaning and re-drilling of backfill holes and the cost of cemented rock fill to mitigate the lack of paste. The impact on production rates is expected to continue into the fourth quarter of 2017, with the mine expected to return to normal production rates and expected costs towards the end of the year. Consistent with our revised mine plan, Lalor’s unit costs reflect increased cement rock filling costs as well as substantial operating and capital development work that was undertaken to increase Lalor’s production rate to 4,500 tonnes per day. The strong ramp up of ore production from the Lalor mine in 2017 has resulted in the accumulation of an ore stockpile as Lalor’s mine production has exceeded the Stall concentrator’s current milling capacity. The company intends to take advantage of higher metals prices and increase revenues at a slightly higher unit cost by trucking excess Lalor ore to the Flin Flon mill for processing for the remainder of the year.

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2017 No. 16

Ore processed in Flin Flon in the third quarter of 2017 was 10% lower than the same period in 2016 as a result of lower production at the 777 mine, which was partially offset by processing 63,936 tonnes of ore from the Lalor mine. Copper recovery in the third quarter of 2017 was consistent with the same period in 2016, while zinc, gold, and silver recoveries were 6%, 7%, and 8% higher, respectively, due to higher head grades. Unit operating costs at the Flin Flon concentrator were 20% lower in the third quarter of 2017 compared to the same period in 2016 as a result of lower maintenance expenditures. Ore processed and recoveries at the Stall concentrator in the third quarter of 2017 were consistent with the same period in 2016. Unit operating costs at the Stall concentrator were 12% higher in the third quarter of 2017 compared to the same period in 2016 as a result of higher maintenance expenditures.

Manitoba combined mine, mill and G&A unit operating costs in the third quarter were 30% higher than in the same period in 2016 for the reasons outlined above. In addition, the stockpiling of Lalor ore described above increased combined mine/mill unit costs as that metric is expressed as total costs during the period (irrespective of inventory changes), divided by the tonnes of ore milled. This factor should reverse as stockpiles reduce, although future costs will be affected by higher Reed mine unit costs as the capitalization of development costs has ceased, and additional costs will be incurred to truck Lalor ore to the Flin Flon mill. Processing the additional Lalor production in Flin Flon is expected to drive economies of scale and additional revenues through a faster ramp up. Combined unit operating costs in Manitoba for the full year 2017 are expected to be moderately higher than the guidance range of C$88-108 per tonne.

Cash cost, net of by-product credits, in the third quarter of 2017 was negative $0.20 per pound of copper produced compared to $0.18 in the third quarter of 2016. The decrease is primarily a result of significantly increased by-product credits for all metals, which were partially offset by expected higher costs at the 777 and Reed mines during this part of their mine lives.

Sustaining cash cost, net of by-product credits, in the third quarter of 2017 decreased to $0.59 per pound of copper produced compared to $0.69 in the third quarter of 2016 as a result of the same factors described above which were partially offset by planned increased capital spending.

Rosemont Developments

Work continues with the U.S. Forest Service on the draft Mine Plan of Operations, which is progressing as planned. The remaining key federal permit outstanding is the Section 404 Water Permit from the U.S. Army Corps of Engineers.

On September 25, 2017, an opponent of the Rosemont project filed a lawsuit against the U.S. Fish and Wildlife Service and U.S. Forest Service challenging, among other things, the issuance of the Final Record of Decision in respect of Rosemont. This lawsuit is one of many challenges against the Rosemont permitting process and Hudbay is confident the permits will be upheld.

TSX, NYSE – HBM
2017 No. 16

Equity Issuance

On September 27, 2017, Hudbay completed an equity offering of 24,000,000 common shares at a price of C$10.10 per share, for gross proceeds of C$242.4 million ($195.3 million).

Hudbay intends to use the net proceeds of the offering to advance its current growth projects, enhance its financial flexibility to pursue other growth opportunities, reduce debt and for general corporate purposes.

Non-IFRS Financial Performance Measures

Net debt is shown in this news release because it is a performance measure used by the company to assess its financial position. Cash cost, sustaining and all-in sustaining cash cost per pound of copper produced are shown because the company believes they help investors and management assess the performance of its operations, including the margin generated by the operations and the company. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. For further details on these measures, including reconciliations to the most comparable IFRS measures, please refer to page 29 of Hudbay’s management’s discussion and analysis for the three and nine months ended September 30, 2017 available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Website Links

Hudbay:

www.hudbay.com

Management’s Discussion and Analysis:

http://www.hudbayminerals.com/files/doc_financials/2017/Q3/MDA317.pdf

Financial Statements:

http://www.hudbayminerals.com/files/doc_financials/2017/Q3/FS317.pdf

Conference Call and Webcast

Date:	Thursday, November 2, 2017

Time:	10 a.m. ET

Webcast:	www.hudbay.com

Dial in:	416-849-1847 or 1-866-530-1554

TSX, NYSE – HBM
2017 No. 16

Qualified Person

The technical and scientific information in this news release related to the Constancia mine and Rosemont project has been approved by Cashel Meagher, P. Geo, Hudbay’s Senior Vice President and Chief Operating Officer. The technical and scientific information related to the Manitoba sites and projects contained in this news release has been approved by Robert Carter, P. Eng, Hudbay’s Lalor Mine Manager. Messrs. Meagher and Carter are qualified persons pursuant to NI 43-101. For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the Technical Reports for the company’s material properties as filed by Hudbay on SEDAR at www.sedar.com.

Forward-Looking Information

This news release contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. All information contained in this news release, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “budget”, “guidance”, “scheduled”, “estimates”, “forecasts”, “strategy”, “target”, “intends”, “objective”, “goal”, “understands”, “anticipates” and “believes” (and variations of these or similar words) and statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” “occur” or “be achieved” or “will be taken” (and variations of these or similar expressions). All of the forward-looking information in this news release is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, production, cost and capital and exploration expenditure guidance, anticipated production at Hudbay’s mines and processing facilities, the anticipated timing, cost and benefits of developing the Rosemont project, Pampacancha deposit and Lalor growth projects, anticipated exploration plans, anticipated mine plans, anticipated metals prices and the anticipated sensitivity of the company’s financial performance to metals prices, the anticipated use of proceeds from the recent common equity offering, events that may affect its operations and development projects, the permitting, development and financing of the Rosemont project, the potential to increase throughput at the Stall mill and to refurbish the New Britannia mill, anticipated cash flows from operations and related liquidity requirements, the anticipated effect of external factors on revenue, such as commodity prices, estimation of mineral reserves and resources, mine life projections, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by the company at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that Hudbay identified and were applied by the company in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to:

•	the success of mining, processing, exploration and development activities;
•	the scheduled maintenance and availability of the processing facilities;
•	the sustainability and success of Hudbay’s cost reduction initiatives;
•	the accuracy of geological, mining and metallurgical estimates;
•	anticipated metals prices and the costs of production;
•	the supply and demand for metals the company produces;
•	the supply and availability of all forms of energy and fuels at reasonable prices;

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2017 No. 16

•	no significant unanticipated operational or technical difficulties;
•	the execution of Hudbay’s business and growth strategies, including the success of its strategic investments and initiatives;
•	the availability of additional financing, if needed;
•	the ability to complete project targets on time and on budget and other events that may affect the company’s ability to develop its projects;
•	the timing and receipt of various regulatory, governmental and joint venture partner approvals;
•	the availability of personnel for the exploration, development and operational projects and ongoing employee relations;
•	the ability to secure required land rights to develop the Pampacancha deposit;
•

maintaining good relations with the communities in which the company operates, including the communities surrounding the Constancia mine and Rosemont project and First Nations communities surrounding the Lalor and Reed mines;

•	no significant unanticipated challenges with stakeholders at the company’s various projects;
•	no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;
•	no contests over title to the company’s properties, including as a result of rights or claimed rights of aboriginal peoples;
•	the timing and possible outcome of pending litigation and no significant unanticipated litigation;
•	certain tax matters, including, but not limited to current tax laws and regulations and the refund of certain value added taxes from the Canadian and Peruvian governments; and
•	no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of the company’s projects (including risks associated with the permitting, development and economics of the Rosemont project and related legal challenges), risks related to the maturing nature of the 777 and Reed mines and their impact on the related Flin Flon metallurgical complex, dependence on key personnel and employee and union relations, risks related to the schedule for mining the Pampacancha deposit (including the timing and cost of acquiring the required surface rights), risks related to the cost, schedule and economics of the capital projects intended to increase processing capacity for Lalor ore, risks related to political or social unrest or change, risks in respect of aboriginal and community relations, rights and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of the company’s reserves, volatile financial markets that may affect the company’s ability to obtain additional financing on acceptable terms, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, the company’s ability to comply with its pension and other post-retirement obligations, the company’s ability to abide by the covenants in its debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading “Risk Factors” in Hudbay’s most recent Annual Information Form.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

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2017 No. 16

Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to U.S. issuers.

About Hudbay

Hudbay (TSX, NYSE: HBM) is an integrated mining company primarily producing copper concentrate (containing copper, gold and silver), zinc concentrate and zinc metal. With assets in North and South America, the company is focused on the discovery, production and marketing of base and precious metals. Directly and through its subsidiaries, Hudbay owns four polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru), and a copper project in Arizona (United States). The company’s growth strategy is focused on the exploration and development of properties it already controls, as well as other mineral assets it may acquire that fit its strategic criteria. Hudbay’s vision is to become a top-tier operator of long-life, low-cost mines in the Americas. Hudbay’s mission is to create sustainable value through the acquisition, development and operation of high-quality and growing long-life deposits in mining-friendly jurisdictions. The company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima. Hudbay also has warrants listed under the symbol “HBM.WT” on the Toronto Stock Exchange and “HBM/WS” on the New York Stock Exchange.

For further information, please contact:

Carla Nawrocki
Director, Investor Relations
(416) 362-7362
carla.nawrocki@hudbay.com